METZGER & McDONALD PLLC

(formerly Prager, Metzger & Kroemer PLLC)
A PROFESSIONAL LIMITED LIABILITY COMPANY
ATTORNEYS, MEDIATORS & COUNSELORS

Steven C. Metzger	2626 Cole Avenue, Suite 900
Direct Dial 214-740-5030	Dallas, Texas 75204-1083	Facsimile 214-523-3838
smetzger@pmklaw.com	214-969-7600	214-969-7635
www.pmklaw.com

May 6, 2005

The Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549-1004

Attn:	Larry Spirgel, Assistant Director Carlos Pacho, Senior Assistant Chief Accountant Division of Corporation Finance Mail Stop 0409

Re:	CabelTel International Corporation (Commission File No. 000-08187; CIK No. 000105744) — Form 10-K for the fiscal year ended December 31, 2004

Ladies and Gentlemen:

      On behalf of CabelTel International Corporation., a Nevada corporation (“CIC” or the “Company”), this letter is being filed as a supplemental letter uploaded on the EDGAR system on behalf of CIC in response to a letter of comments of the Staff of the Securities and Exchange Commission dated April 27, 2005. Schedule 1 annexed to this letter contains the responses to the comment of the Staff. In each instance on such Schedule, for convenience, each comment of the Staff is repeated, followed in each instance by the applicable response to such comment or explanation. Also included in each response, where appropriate, is a letter/page reference to the text of the applicable document or instrument referenced in the comment.

      In addition, also attached on behalf of CIC is a written statement from CIC acknowledging certain requested matters, including that

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings,

•	Staff comments or changes to a disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings,

The Securities and Exchange Commission
Attn:    Larry Spirgel, Assistant Director
      Carlos Pacho, Senior Assistant Chief Accountant
May 6, 2005

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      This letter, Schedule 1 and such certification are being filed under the EDGAR system in direct response to the comment of the Staff. If you would like to discuss any item concerning the referenced matter or included in this letter or Schedule 1, please do not hesitate to contact the undersigned at any time at 214-740-5030 direct.

Very truly yours,

/s/ Steven C. Metzger

Steven C. Metzger

SCM:ag
Enclosures

cc:	Gene S. Bertcher, President and Chief Financial Officer CabelTel International Corporation

SCHEDULE 1

Response to Comments of the Staff of
The Securities and Exchange Commission
by letter dated April 27, 2005 with respect to
Form 10-K for the year ended December 31, 2004 of
CabelTel International Corporation
Commission File No. 000-08187

      The following information is intended to provide a response to a single comment of the Staff of the Securities and Exchange Commission rendered by letter dated April 27, 2005, with respect to Form 10-K Annual Report to the Securities and Exchange Commission for the fiscal year ended December 31, 2004 of CabelTel International Corporation. For convenience, the comment of the Staff is restated below, with our response noted immediately following the comment. Also included in such response is a letter/page reference to the text in the Form 10-K for the fiscal year ended December 31, 2004 (which was filed on April 15, 2005) (the “2004 Form 10-K”), as applicable, and/or a reference to the date of supplemental information provided to the Staff.

Form 10-K for the Year Ended December 31, 2004

Note A. Acquisition of CableTEL AD, page F-8

      Comment/Observation No. 1. It is unclear how you concluded to account for the acquisition of CableTEL AD as a reverse acquisition under the guidelines of SFAS No. 141, “Business Combinations,” paragraph 17, prior to the transaction and exchange of shares being approved by stockholders. Please tell us why it is appropriate citing specific accounting literature, to count this transaction as a reverse acquisition in your financial statements for the period ended December 31, 2004.

      Response to Comment/Observation No. 1. Management of the Company believes that the completed acquisition was properly accounted for in the financial statements included in the 2004 Form 10-K. As a preface to this response and for convenience of reference, attached as Appendix A is a copy of the full text of paragraph 17 of SFAS No. 141.

      On October 12, 2004, CabelTel International Corporation, then known as Greenbriar Corporation (the “Company”), entered into an Acquisition Agreement with four individuals (the “Individuals”) pursuant to which the Company acquired in a stock – for –stock exchange all of the issued and outstanding equity interests of two privately held US corporations, Finley Equities, Inc. (“FEINC”) and American Realty Management, Inc. (“ARM”) in exchange for the issuance by the Company of 31,500 shares of the Company’s newly-designated Series J 2% Preferred Stock, liquidation value $1,000 per share. FEINC and ARM each own an undivided one-half equity interest in Tacaruna B.V., a Netherlands company, which in turn directly owns 30% of CableTEL AD. Tacaruna B. V. also owns 64% of the equity interest of Narisma Holdings Ltd., a Cyprus company, which in turn owns the balance of 70% of CableTEL AD. The overall result was that the Company through the acquisition of FEINC and ARM owns and controls 74.8% of the equity interest in CableTEL AD. The transaction evidenced by the Acquisition Agreement is a completed transaction, and the exchange of equity interests has occurred.

      The Company used the Series J 2% Preferred Stock as consideration for the acquisition in the interest of time due to applicable requirements of the American Stock Exchange (“AMEX”) requiring stockholder vote (or written consent by the requisite number) for significant issuances of common stock. The Acquisition Agreement provides the Company will present to its current shareholders, no later than September 30, 2005, a proposed mandatory exchange of all of the 31,500 shares of the Company’s Series J 2% Preferred Stock for Common Stock of the Company on the basis of 279 shares of Common Stock for each share of Series J Preferred Stock (the “Exchange of Stock”). This mandatory exchange would result in an aggregate of 8,788,500 shares of Common Stock being issued to the four Individuals or their transferees, which would then constitute at least 89% of the total issued and outstanding shares of Common Stock of the Company, all subject to the listing requirements of the AMEX.

      The Individuals (or their transferees) hold an aggregate of 31,500 shares of the Company’s newly designated Series J 2% Preferred Stock which in the aggregate is entitled to 157,500 votes out of a total of 1,134,504 votes of both the class of Common Stock (977,004 votes) and Series J 2% Preferred Stock (157,500 votes), voting together as a single class. In addition, three other entities identified with one of the Individuals own 395,380 shares of Common Stock of the Company (approximately 40.49% of the total 977,004 issued and outstanding shares of Common Stock). The combination of such share ownership together with additional share ownership by two directors of the Company, both of whom have already voted in favor of the Exchange of Stock at the time of the acquisition, own together an additional 180,805 shares of common stock, which when added together with the three entities total 576,185 shares of Common Stock, or approximately 59%, of the 977,004 total issued and outstanding shares of Common Stock. At the time of the acquisition, the exchange of the Series J 2% Preferred Stock for Common Stock was assured with at least 59% of Common Stock in favor (576,185 shares out of 977,004 shares outstanding), and 733,887 votes out of a total 1,134,504 votes or 64.69% when including both classes of stock, pending completion of the procedural process for shareholder votes as required by the AMEX. As a result, the former owners of FEINC and ARM (i.e., the Individuals) effectively have voting control of the Company through the ability, at their option, to effect exchange of the Series J 2% Preferred Stock for 89% ownership in Company Common Stock.

      The AMEX has agreed that the approval of the Exchange of Stock may be obtained by a written consent of the holders of such number of votes as could approve the matters at a meeting of stockholders followed by a distribution to all stockholders of an Information Statement under Schedule 14C. That is in fact the procedure which the Company intends to use by the written consent of the three entities holding 395,380 shares of Common Stock, together with the two directors who hold 71,811 and 108,994 shares of Common Stock, which will total 576,185 shares and votes of Common Stock (59%) of the class. The Company’s 2004 Form 10-K will be distributed to stockholders with (or in advance of) the Information Statement. At the time of preparation of the financial statements for the fiscal year ended December 31, 2004, and at the time of filing of the 2004 Form 10-K and amendments thereto (and as of May 6, 2005), Management of the Company expects the approval of the Exchange of Stock. If the stockholders of the Company do not ultimately approve the Exchange of Stock, it would be as a result of events and circumstances that arise subsequent to the acquisition, the filing of the 2004 Form 10-K and the date of this response.

      In addition to the voting rights described above, the following additional facts have been considered under paragraph 17, SFAS No. 141:

      Following the transaction represented by the Acquisition Agreement, one of the Individuals, Ronald C. Finley on October 20, 2004 was selected as a director of the Company and elected as Chairman of the Board and Chief Executive Officer of the Company. Ronald C. Finley is also the principal executive officer of CableTEL AD and the holder of 45% of the shares of Series J Preferred Stock outstanding which, equate to 70,875 votes together with the common stock and would result in 40.5% of the issued and outstanding common stock after giving effect to the Exchange of Stock. See subparts (c) and (d) of paragraph 17, SFAS No. 141.

      Gene E. Phillips, one of the Individuals is the beneficial owner of 12,600 shares of Series J 2% Preferred Stock which is entitled to 63,000 votes when voting together with the shares of common stock on any and all matters. He would beneficially own 3,515,400 shares of common stock, constituting 36% of the then issued and outstanding shares of common stock after giving effect to the Exchange of Stock. Three corporations, which along with Mr. Phillips and another corporation are all reporting persons who may be deemed to constitute a “person” within the meaning of Section 13D under the Securities Exchange Act of 1934 own a total of 395,380 shares of Common Stock (approximately 40.49% of the outstanding Common Stock of the Company) before giving effect to any Exchange of Stock. See subpart (a) of paragraph 17, SFAS No. 141.

      Effective February 8, 2005, the Company’s Article of Incorporation were amended to change the name of the Company to “CabelTel International Corporation” from its prior name which existed since March 26, 1996. The name of the Company was changed following the Acquisition Transition to reflect the Company’s operations in telecommunications industry and its ownership of 74.8% of CableTEL AD.

      The combination of the voting power of the individuals suggest that acting together along with the three entities holding 395,380 shares of Common Stock have the ability to elect or appoint a voting majority (or all) of the governing body of the Company.

      Management of the Company has accounted for the Acquisition Transaction as a reverse acquisition, for the collective reasons described above, to properly reflect the financial condition and history of the Company in consideration of all of the facts and circumstances.

APPENDIX A

      SFAS No. 141 “Business Combinations”, paragraph 17 provides, inter alia

      “17. In a business combination effected through an exchange of equity interests, the entity that issues the equity interests is generally the acquiring entity. In some business combinations (commonly referred to as reverse acquisitions), however, the acquired entity issues the equity interests. Commonly, the acquiring entity is the larger entity. However, the facts and circumstances surrounding a business combination sometimes indicate that a smaller entity acquires a larger one. In some business combinations, the combined entity assumes the name of the acquired entity. Thus, in identifying the acquiring entity in a combination effected through an exchange of equity interests, all pertinent facts and circumstances shall be considered, in particular:

      a. The relative voting rights in the combined entity after the combination-all else being equal, the acquiring entity is the combining entity whose owners as a group retained or received the larger portion of the voting rights in the combined entity. In determining which group of owners retained or received the larger portion of the voting rights, consideration shall be given to the existence of any unusual or special voting arrangements and options, warrants, or convertible securities.

      b. The existence of a large minority voting interest in the combined entity when no other owner or organized group of owners has a significant voting interest-all else being equal, the acquiring entity is the combining entity whose single owner or organized group of owners holds the large minority voting interest in the combined entity.

      c. The composition of the governing body of the combined entity-all else being equal, the acquiring entity is the combining entity whose owners or governing body has the ability to elect or appoint a voting majority of the governing body of the combined entity.

      d. The composition of the senior management of the combined entity-all else being equal, the acquiring entity is the combining entity whose senior management dominates that of the combined entity. Senior management generally consists of the chairman of the board, chief executive officer, chief operating officer, chief financial officer, and those divisional heads reporting directly to them, or the executive committee if one exists.

      e. The terms of the exchange of equity securities-all else being equal, the acquiring entity is the combining entity that pays a premium over the market value of the equity securities of the other combining entity or entities. [This criterion shall apply only if the equity securities exchange in a business combination are traded in a public market on either (a) stock exchange (domestic or foreign) or (b) in an over-the counter market (including securities quoted only locally or regionally).”

1

CABELTEL INTERNATIONAL CORPORATION
(FORMERLY GREENBRIAR CORPORATION)

ACKNOWLEDGMENT

      The undersigned, on behalf of CabelTel International Corporation, a Nevada corporation (the “Company”), in connection with a response to a comment letter from the Staff of the Securities and Exchange Commission dated April 27, 2005, does hereby acknowledge on behalf of the Company that:

      1. The Company is responsible for the adequacy and accuracy of the disclosure in filings with the Securities and Exchange Commission (the “Commission”).

      2. Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings.

      3. The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      IN WITNESS WHEREOF, the undersigned has executed this Acknowledgment on and as of the sixth day of May, 2005.

CABELTEL INTERNATIONAL CORPORATION
By:	/s/ Gene S. Bertcher
Gene S. Bertcher, President and
Chief Financial Officer